UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-CEN [ ] Form N-CSR

For Period Ended: December 31, 2020

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended: __________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

theMaven, Inc.
Full Name of Registrant

Former Name if Applicable:

225 Liberty Street
Address of Principal Executive Office (Street and Number)

New York, NY 10281
City, State and Zip Code

SEC FILE NUMBER: 1-12471
CUSIP NUMBER: 45812Y207

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

theMaven, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2020 (the “2020 Form 10-K”) in a timely manner without unreasonable effort or expense. As previously announced, the Company is currently delinquent in its periodic report filings and has been unable to file its Comprehensive Annual Report on Form 10-K for the fiscal period ended December 31, 2019, which contains all of the quarterly periods for fiscal 2019 (the “2019 10-K”), its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the “2020 Q1 Form 10-Q”), its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “2020 Q2 Form 10-Q”), and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “2020 Q3 Form 10-Q” and, together with the 2019 10-K, the 2020 Q1 Form 10-Q, and the 2020 Q2 Form 10-Q, the “Delinquent Reports”). The Company is currently in the process of preparing and finalizing the remainder of its Delinquent Reports and anticipates filing them in the near term.

The delay in preparing the Company’s financial statements primarily relates to (i) the magnitude of work that the Company has to complete to prepare its financial statements that will be contained in the remainder of the Delinquent Reports, (ii) the time and resources expended by the Company to file its Annual Report on Form 10-K for the fiscal period ended December 31, 2018, and (iii) the impact COVID-19 has had on the business operations of the Company, including office closures and our accounting staff working remotely.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Doug Smith	(775)	600-2765
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).[ ] Yes [X] No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2019

Quarterly Report on Form 10-Q for the quarter ended June 30, 2019

Quarterly Report on Form 10-Q for the quarter ended September 30, 2019

Annual Report on Form 10-K for the year ended December 31, 2019

Quarterly Report on Form 10-Q for the quarter ended March 31, 2020

Quarterly Report on Form 10-Q for the quarter ended June 30, 2020

Quarterly Report on Form 10-Q for the quarter ended September 30, 2020

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEC FILE NUMBER: 1-12471
CUSIP NUMBER: 45812Y207

THEMAVEN, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2021	By:	/s/ Douglas B. Smith
Name & Title: Douglas B. Smith, Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter) Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).